                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D/A
              Under the Securities Exchange Act of 1934
                          (Amendment No.16)*

                        SOUTHERN UNION COMPANY
                           (Name of Issuer)

                COMMON STOCK, 1.00 PAR VALUE PER SHARE
                    (Title of Class of Securities)

                               84402810
                            (CUSIP Number)

                      STEPHEN A. BOUCHARD, ESQ.
                     FLEISCHMAN AND WALSH, L.L.P.
                     1400 SIXTEENTH STREET, N.W.
                       WASHINGTON, D.C.  20036
                            (202) 939-7911
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           August 15, 2000
       (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GEORGE L. LINDEMANN
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2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
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3.   SEC Use Only
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4.   Source of Funds*

     PF, AF
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5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
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6.   Citizenship Or Place Of Organization

     U.S.
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               7.   Sole Voting Power
                    2,180,560
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-               0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,180,560
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,754,430
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
          5.5%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     IN
-----------------------------------------------------------------


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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 1, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
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3.   SEC Use Only
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4.   Source of Funds*

     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
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               7.   Sole Voting Power
                    2,180,560
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-                   0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,180,560
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                        0
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11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,180,560
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)

     4.4%
-----------------------------------------------------------------
14.  Type Of Reporting Person*

     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 2, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
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3.   SEC Use Only
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4.   Source of Funds*

     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
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               7.   Sole Voting Power
                    2,578,242
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-                   0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,578,242
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                         0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,578,242
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.2%
-----------------------------------------------------------------
14.  Type Of Reporting Person*

     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 3, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
-----------------------------------------------------------------
3.   SEC Use Only
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4.   Source of Funds*
     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,897,599
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-                   0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,897,599
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                        0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,897,599
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.8%
-----------------------------------------------------------------
14.  Type Of Reporting Person*

     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ADAM M. LINDEMANN
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     PF, AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     U.S.
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,888,989
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-                   0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,888,989
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                        0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,893,738
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.8%
-----------------------------------------------------------------
14.  Type Of Reporting Person*

     IN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SLOAN N. LINDEMANN
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) [  ]
                                                              (b) [X ]
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     PF, AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     U.S.
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,896,544
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Bene-                   0
ficially       --------------------------------------------------
Owned          9.   Sole Dispositive Power
by Each             2,896,544
Reporting      --------------------------------------------------
Person With:   10.  Shared Dispositive Power
                        0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person
     2,896,544
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    [ X ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.8%
-----------------------------------------------------------------
14.  Type Of Reporting Person*

     IN
-----------------------------------------------------------------

     The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992,
September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994, November 4, 1994, February 6, 1997, January 13, 2000, and
April 19, 2000 (collectively with this Amendment, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of Southern Union Company, a Delaware corporation (the "Issuer"), by George L. Lindemann, SUG 1, L.P., SUG 2, L.P., SUG 3, L.P., Adam M. Lindemann, and
Sloan N. Lindemann is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

     Item 2 is amended in its entirety to read as follows:

     (a) This Schedule 13D, including this Amendment No. 16 (this "Amendment"), is filed by George L. Lindemann, SUG 1, L.P., a Delaware limited partnership ("SUG 1"), SUG 2, L.P., a Delaware limited partnership ("SUG 2"), SUG 3, L.P., a Delaware limited partnership ("SUG 3"), Adam M. Lindemann and Sloan N. Lindemann (collectively, the "Reporting Persons"). Information is also included herein with respect to the following persons (collectively, the "Controlling Persons"): Dr. F.B. Lindemann and George Lindemann, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)-(c)   Reporting Persons.

     The principal business of each of SUG 1, SUG 2 and SUG 3 is to engage primarily in securities transactions involving the Common Stock of the Issuer.

     The office address of each of SUG 1, SUG 2 and SUG 3 is c/o
Activated Communications,767 Fifth Avenue, 50th Floor, New York,
New York  10153.

     George L. Lindemann is Chairman of the Board, Chief
Executive Officer and a Director of the Issuer. Mr. Lindemann's principal address is 60 Blossom Way, Palm Beach, Florida 33480.

     Adam M. Lindemann is the son of George L. Lindemann and a Director of the Issuer. Mr. Lindemann's business address is c/o
Lindemann Capital Partners, L.P., 767 Fifth Avenue, 50th Floor,
New York, New York 10153.

     Sloan N. Lindemann is the daughter of George L. Lindemann.
Ms. Lindemann's principal address is 550 Park Avenue, New York,
New York 10021.

     Controlling Persons

     Dr. F.B. Lindemann is the wife of George L. Lindemann, and the mother of Adam M., George, Jr., and Sloan N. Lindemann.
Dr. Lindemann's principal address is 60 Blossom Way, Palm Beach,
Florida 33480.

     George Lindemann, Jr. is the son of George L. Lindemann.
George Lindemann, Jr.'s principal address is 4500 Biscayne
Boulevard, Suite 360, Miami, Florida 33137.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a)-(b)   Reporting Persons

     George L. Lindemann is the beneficial owner of 2,754,430 shares of Common Stock, which constitutes approximately 5.5% of the outstanding shares of Common Stock. The 2,754,430 shares beneficially owned by Mr. Lindemann include:

          2,180,560 shares owned directly by SUG 1, of which Mr. Lindemann is the general partner;

          9,481 vested shares held by the Issuer's Savings
          (401(k)) Plan for the benefit of Mr. Lindemann;

          15,290 vested shares held under the Issuer's
          Supplemental Deferred Compensation Plan for the benefit of Mr. Lindemann; and

          549,099 shares that Mr. Lindemann is entitled to purchase upon the exercise of options to acquire shares of Common Stock that are exercisable within sixty days of the date of this Amendment granted to him under the Issuer's 1992 Long-Term Stock Incentive Plan.

     In his capacity as the general partner of SUG 1, George L. Lindemann has the sole power to dispose or direct the disposition of the 2,180,560 shares of Common Stock held directly by SUG 1. Likewise, in his capacity as the general partner of SUG 1, Mr. Lindemann has the sole power to vote or direct the vote of the 2,180,560 shares of Common Stock held by SUG 1.

     SUG 1 is the beneficial owner of 2,180,560 shares of Common Stock, which constitutes approximately 4.4% of the outstanding shares of Common Stock. SUG 1 has sole power to vote or direct the vote of 2,180,560 shares of Common Stock and sole power to dispose or direct the disposition of 2,180,560 shares of Common Stock. Such power is exercised through George L. Lindemann in his capacity as the general partner of SUG 1.

     SUG 2 is the beneficial owner of 2,578,242 shares of Common Stock, which constitutes approximately 5.2% of the outstanding shares of Common Stock. SUG 2 has sole power to vote or direct the vote of 2,578,242 shares of Common Stock and sole power to dispose or direct the disposition of 2,578,242 shares of Common Stock. Such power is exercised through Dr. F.B. Lindemann in her capacity as the general partner of SUG 2.

     SUG 3 is the beneficial owner of 2,897,599 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of Common Stock. SUG 3 has sole power to vote or direct the vote of 2,897,599 shares of Common Stock and sole power to dispose or direct the disposition of 2,897,599 shares of Common Stock. Such power is exercised through George Lindemann, Jr. in his capacity as the general partner of SUG 3.

     Adam M. Lindemann is the beneficial owner of 2,893,738 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of Common Stock. The 2,893,738 shares of Common Stock owned beneficially by Adam M. Lindemann include 4,749 vested shares held under the Issuer's Directors' Deferred Compensation Plan for the benefit of Mr. Lindemann.
Adam M. Lindemann has the sole power to vote or direct the vote of 2,888,989 shares of Common Stock and sole power to dispose or direct the disposition of 2,888,989 shares of Common Stock.

     Sloan N. Lindemann is the beneficial owner of 2,896,544 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of Common Stock. Sloan N. Lindemann has the sole power to vote or direct the vote of 2,896,544 shares of Common Stock and sole power to dispose or direct the disposition of 2,896,544 shares of Common Stock.

     Controlling Persons

     Because of her position as the general partner of SUG 2, Dr. F.B. Lindemann may be deemed to be the beneficial owner of 2,578,242 shares of Common Stock, which constitutes approximately 5.2% of the outstanding shares of the Common Stock. In her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to vote or direct the vote of the 2,578,242 shares of Common Stock held directly by SUG 2. Likewise, in her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to dispose or direct the disposition of the 2,578,242 shares of Common Stock owned directly by SUG 2.

     Because of his position as the general partner of SUG 3, George Lindemann, Jr. may be deemed to be the beneficial owner of 2,897,599 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of the Common Stock. In his capacity of the general partner of SUG 3, George Lindemann, Jr. has the sole power to vote or direct the vote of the 2,897,599 shares of Common Stock held directly by SUG 3. Likewise, in his capacity as the general partner of SUG 3, George Lindemann, Jr. has the sole power to dispose or direct the disposition of the 2,897,599 shares of Common Stock held directly by SUG 3.

     Disclaimer of Beneficial Ownership

     Each Item 2 Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Item 2
Persons, except for Dr. F.B. Lindemann with respect to SUG 2 and George Lindemann, Jr. with respect to SUG 3.

     (c) There were no sales and no open market purchases of the Common Stock made by the Item 2 Persons during the past 60 days.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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     This item is amended to add the following:

     As of August 15, 2000, Activated Communications Limited Partnership ("Activated") has canceled the Promissory Note and Security Agreement (attached as Exhibit A to Amendment No. 11 to this Schedule 13D filed by the Item 2 Persons with the Commission on March 24, 1994) entered into between Activated and each of George L. Lindemann (the General Partner of SUG 1) and
Dr. F.B. Lindemann (the General Partner of SUG 2). The aforementioned individuals had pledged their shares of Common Stock to Activated as security for funds borrowed from Activated to purchase certain of those shares in 1993; their shares are now held by SUG 1 and SUG 2, respectively.

     Certain or all of the Item 2 Persons have and/or may in the future pledge some or all of their respective shares of Common Stock to another person in connection with personal lines of credit, including bank or broker margin or similar accounts, that contain standard default and similar provisions.


                              SIGNATURE
                             -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 15, 2000


                                   SUG 1, L.P.


GEORGE L. LINDEMANN*               By:GEORGE L. LINEDEMANN*
George L. Lindemann                   George L. Lindemann,
                                      General Partner


                                   SUG 2, L.P.


ADAM M. LINDEMANN*                 By:FRAYDA B. LINDEMANN*
Adam M. Lindemann                     Frayda B. Lindemann,
                                      General Partner


                                   SUG 3, L.P.


SLOAN N. LINDEMANN*                By:GEORGE LINDEMANN, JR.*
Sloan N. Lindemann                    George Lindemann, Jr.,
                                      General Partner






                                   *By:/s/ Stephen A. Bouchard
                                      Stephen A. Bouchard
                                      Attorney-in-Fact